April 20, 2005

BY EDGAR AND BY HAND

Celeste Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 0303
Securities and Exchange Commission
Washington, D.C. 20549-0303

Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com

James R. Walther
Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrownrowe.com

Re:	Calprop Corporation
Schedule 14D-9—File No. 005-08357, filed
March 25, 2005
Schedule 13E-3—File No. 005-08357, filed
March 25, 2005
Combined Schedule TO-T and Schedule 13E-3
—File No. 005-08357, filed March 25, 2005

Dear Ms. Murphy:

     I am writing on behalf of NewCal Corporation (the “Purchaser”) and Messrs. Zaccaglin and Curci in response to the comments relating to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”), Schedule 13E-3 (the “Schedule 13E-3”) and Schedule TO-T (the “Schedule TO-T”), all relating to Calprop Corporation (“Calprop”), contained in your comment letter dated April 5, 2005. I have given a copy of your letter to Calprop’s counsel in this matter, Adam Cohen of Reish, Luftman, Reicher & Cohen, who is responding to your comments on Calprop’s Schedule 14D-9 concurrently herewith.

     The numbered responses below correspond to the numbering in your letter. Capitalized terms used below but not defined in this letter have the same meanings as in the Schedule 14D-9, the Schedule 13E-3, the Offer to Purchase or the Schedule TO-T, as applicable. For your convenience, we are concurrently sending clean and marked copies of the Offer to Purchase and related materials to you by overnight delivery. Except as otherwise indicated, page references in this letter are to the marked copy of the Offer to Purchase that we are sending to you.

Schedule 13E-3 General

Comment 1

     In this comment you requested that Messrs. Zaccaglin and Curci be added as filing persons to the Schedule 13E-3 and that they be identified as filing persons in the forefront of the

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April 20, 2005

Offer to Purchase. We believed that they would be complying with their Schedule 13E-3 filing requirements through the Schedule TO-T, in which they joined as filing persons with the Purchaser, because the Schedule TO-T was prepared as a combined Schedule TO-T and Schedule 13E-3 in accordance with the instructions for Schedule TO (see General Instruction J). We have complied with your comment by adding the Purchaser, Mr. Zaccaglin and Mr. Curci as filing persons with respect to the Schedule 13E-3 filed by Calprop. We have also responded to your request that they be identified as filing persons earlier in the Offer to Purchase by adding language to that effect as the second full paragraph on the second unnumbered page of the Offer to Purchase.

     We have added language at the beginning of the third paragraph on the first page of the Offer to Purchase stating that Mr. Zaccaglin and Mr. Curci each believe that the Offer is fair to the public stockholders of Calprop.

     We have added language at the end of the second full paragraph on page 21 of the Offer to Purchase to indicate that each of the other Purchaser filing persons has expressly adopted the finding of fairness, and the analysis of the Purchaser and Mr. Zaccaglin relating thereto, that are described in the Offer to Purchase.

Comment 2

     As stated in our response to Comment 1, the Schedule TO-T filed by the Purchaser was prepared and filed as a combined Schedule TO and Schedule 13E-3. For this reason we believe that the Purchaser has complied with its Schedule 13E-3 filing requirements. We further believe that all required disclosures relating to each other filing person have been included. As stated in our response to Comment 1, each of the filing persons on the Schedule TO-T will be added to the Schedule 13E-3 and all relevant information for each filing person will be included in that filing as well.

Comment 3

     Calprop has already filed a separate Schedule 13E-3, which was filed concurrently with its Schedule 14D-9 to which you refer in this Comment. We believe that all required information relating to Calprop has been included in its Schedule 13E-3.

Comment 4

     We believe that the Purchaser, together with Messrs. Zaccaglin and Curci, are the only persons who constitute bidders in this going private transaction and that they, together with Calprop, are the only persons who are required to file on Schedule 13E-3 in connection with the transaction. Our belief is based on our analysis of the facts, the definition of the term “bidder” in Rule 14d-1(c)(1) of Regulation 14D and Commission interpretations thereof, including the

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April 20, 2005

portion of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (November 2000) that you refer to in your letter.

     Rule 14d-1(c)(1) defines the terms “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made”. We believe that Mr. Zaccaglin is the only person, in addition to the Purchaser itself, who may be considered to be making the tender offer since he alone has organized it and he is the sole provider of funds for the tender offer. Nonetheless, we concluded that Mr. Curci should be treated as a person on whose behalf the tender offer is being made (and therefore as a bidder) in view of his substantial holdings of Calprop stock, without which Mr. Zaccaglin would not be willing to complete the transaction, and his preference, as expressed to Mr. Zaccaglin, that Calprop cease to be a public company. In contrast, their respective children, who are the other members of their families referred to in the Offer to Purchase, hold only small amounts of shares and have played no role in any decision making regarding the transactions. They have simply agreed that if the tender offer is completed they will exchange their shares for shares of the Purchaser if requested to do so (which Mr. Zaccaglin does intend to request).

     The Current Issues and Rulemaking Projects Outline that you refer to lists the following factors to be considered in analyzing who should be included within the term “bidder”, stating that none of the factors are to be deemed exclusive or determinative. For the reasons indicated after each factor listed below, we believe that analysis of these factors supports our conclusion that the members of the families of Messrs. Zaccaglin and Curci and the related trusts that hold their shares need not be added as filers on either the Schedule TO-T or Schedule 13E-3:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer? As indicated above, none of the family members had any role in these matters.

•	Is the person acting together with the named bidder? None of the persons is acting together with the named bidders to make the tender offer, and their action in connection with the broader going private transaction will consist solely of their having agreed that if requested they will exchange their Calprop shares for shares of the Purchaser.

•	To what extent did or does the person control of the offer? The family members have no control over any of the terms of the Offer or any other aspect of the going private transaction.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing? Mr. Zaccaglin is the only person who will provide financing, which financing will come solely from his existing funds. No family members have had any involvement in obtaining financing.

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•	Does the person control the named bidder, directly or indirectly? Mr. Zaccaglin is the only person who currently controls the Purchaser and Mr. Curci would be the only other person who could in any sense be considered to control the Purchaser (together with Mr. Zaccaglin) after the tender offer is completed and he has exchanged his Calprop shares for shares of the Purchaser.

•	Did the person form the nominal bidder, or cause it to be formed? None of the family members played any role in forming the Purchaser.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company? None of the family members will have any beneficial ownership of any of the shares acquired in the tender offer.

     Lastly, we believe that no additional useful information would be made available to Calprop’s stockholders by listing the family members as bidders and having them join in the filing of the Schedules TO-T and 13E-3. The Offer to Purchase in its current form indicates that family members of Messrs. Zaccaglin and Curci hold shares of Calprop stock which they will contribute to the Purchaser and provides the respective aggregate amounts of those shares.

Comment 5

     We note your comment regarding the applicability of Rule 13e-3(g)(i) to the Merger. We have revised the Offer to Purchase to expand the discussion of the fairness of the entire transaction, including both the Offer and the contemplated subsequent Merger. The expanded disclosures are primarily contained on pages 21 and 22 under the caption “Factors Relating to Fairness” and each other reference in the Offer to Purchase to the fairness of the Offer has been expanded to refer to the Merger as well.

Comment 6

     Mr. Zaccaglin’s original filing on Schedule 13D was made prior to 1979 and his most recent filing prior to the filing of the Schedule TO-T for this transaction was Amendment No. 46 to Schedule 13D, which amendment was filed in December 2002. Mr. Curci has similarly been making filings on Schedule 13D for a number of years and his most recent filing was in May 2002 (which filing was Amendment No. 15 to his original Schedule 13D filing that was also filed prior to 1979). The respective acquisitions and dispositions of shares reflected in their Schedule 13D filings were unrelated to this going private transaction and included acquisitions pursuant to employee stock options, intrafamily transfers of shares and open market purchases and sales over periods of many years.

     As indicated in our response to Comment 7 below, we agree that a beneficial ownership report reflecting the existence of a group consisting of Messrs. Zaccaglin and Curci and their

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family members should have been made at the time that the Shareholders Agreement referred to in that Comment was entered into. An appropriate filing reflecting the existence of this group is being made concurrently herewith.

Comment 7

     We agree that a Schedule 13D filing reflecting the existence of a group consisting of the parties to the Shareholders Agreement is appropriate and such filing is being made concurrently herewith. We believed that the filing was not appropriate at the time that the Shareholders Agreement was first signed on December 14, 2004 because, notwithstanding the execution of the agreement, it had not yet been finally decided to proceed with the transaction and, given the family relationships involved (Messrs. Zaccaglin and Curci are first cousins), the agreement would not have been enforced by any of the parties without further agreement to proceed. Rather, the execution of the Shareholder Agreement was viewed as being more in the nature of an administrative step in assembling documentation that could be used in the event the parties subsequently agreed to proceed. For the reasons stated in the response to Comment 4 above, however, we believe that the only persons who should join in the filing on Schedule 13E-3 are Messrs. Zaccaglin and Curci, the Purchaser and Calprop.

Financial Statements

Comment 8

     We had intended that the financial summary on page 14 of the original Offer to Purchase would constitute the required summary of financial information and believed that the financial information set forth therein constituted the material information for consideration by Calprop’s stockholders. In response to your comment, we have given further consideration to this question and have added additional information from Calprop’s audited financial statements. In your review of the revised financial summary, please note that Calprop is engaged in a special industry in which “classified balance sheets” are not used. Accordingly, the line item disclosures relating to assets and liabilities do not conform to the general requirements for summaries of financial information, as permitted by Item 2.01(bb) of Regulation S-X. In addition, we have not included ratios of earnings to fix charges or preferred dividends because Calprop does not have any debt securities or preferred stock outstanding.

Offer to Purchase-General

Comment 9

     Your comment asks that we refer to “public stockholders” rather than “unaffiliated security holders” as referred to in Item 1014(a) of Regulation M-A. In accordance with our telephone conversation on April 12, we have added a definition of the term “public stockholders” which states that this term is used to mean all stockholders of Calprop other than the Purchaser,

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Messrs. Zaccaglin and Curci and members of their respective families or officers or directors of Calprop. In other words, our intention is that the term “public stockholders” be understood as having the same meaning as the “unaffiliated security holders”. We would prefer to use the term “public stockholders” because we think it may be more easily understood than the technical term “unaffiliated security holders”. The definition that we have added for this purpose is located on the first page of the Offer to Purchase, in the second and third lines of the third paragraph of that page, and is repeated on page 20 near the beginning of the discussion of the fairness of the transaction to Calprop’s public stockholders.

Comment 10

     As explained in further detail in our responses to Comments 16 and 17 below, the only stockholders who will remain, if this transaction is completed, will be Messrs. Zaccaglin and Curci and members of their respective families. All stock not held by these persons will either have been purchased for cash in the Offer or exchanged for cash in the Merger. No reverse stock split will be involved in this transaction. Instead, the transaction will consist of the purchase of shares in the Offer and the subsequent merger of the Purchaser into Calprop in a short-form merger in which all Calprop shares will be exchanged for cash and all shares of stock of the Purchaser (which will be owned solely by Messrs. Zaccaglin and Curci and their family members) will be converted into shares of Calprop. Such a cash merger is permitted under California law only if the Purchaser owns at least 90% of the outstanding stock of Calprop and, for this reason, the Offer is irrevocably conditioned on the Purchaser obtaining at least 90% of the outstanding shares of Calprop (including for this purpose the Calprop shares held Messrs. Zaccaglin and Curci and their family members, which shares will be exchanged by those persons for shares in the Purchaser promptly after the completion of the tender offer). Thus, either the Offer and the Merger will be both be completed, in which event all public stockholders will be cashed out, or neither the Offer nor the Merger will be completed, in which event no stockholders will be cashed out and all will remain stockholders of Calprop as they are currently.

Table of Contents, page i

Comment 11

     We have corrected the page references to each section listed (based on the copy that is not marked to show changes).

Summary of Term Sheet, page 1

Comment 12

     We have shortened the Summary Term Sheet as suggested, principally by shortening the discussions under the captions “What are the principal conflicts of interest raised by the Offer ...” and “Why do you believe the Offer Price is fair?”.

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Why do you believe the Offer Price is Fair?, page 2

Comment 13

     This section has been revised as requested.

Comment 14

     We have added language in response to this comment to explain Mr. Zaccaglin’s involvement in the identification of potential financial advisory firms to be engaged by Calprop.

What are the most significant conditions to the Offer?, page 4

Comment 15

     We have revised this language as requested.

Will this tender offer be followed by a Merger if all the Calprop Shares are not tendered in response to the Offer?, page 5

Comment 16

     The 90% Condition is stated in the Offer to be irrevocable, which means that the Offer will be terminated and no shares will be purchased if the 90% Condition is not satisfied. Accordingly, we believe that a discussion of the “back-end” merger if the 90% Condition is waived would not be appropriate. The disclosure in the Offer to Purchase does indicate, however, that Mr. Zaccaglin will consider taking other specified types of actions if the 90% Condition is not satisfied and the Offer is terminated, including the making of a new tender offer (which may be on different terms), or seeking to acquire 90% or more of Calprop’s common stock through purchases of Calprop stock in the open market or in transactions with Calprop followed by a cash merger transaction.

Comment 17

     There is no existing written merger agreement since, under California law, upon obtaining 90% of Calprop’s outstanding shares the Purchaser will be entitled to effect a short form merger with Calprop without any further corporate formalities other than a resolution of the Purchaser’s directors authorizing the merger (Mr. Zaccaglin will be the Purchaser’s sole director) and the filing of a certificate of ownership with the California Secretary of State. As set forth in the Offer to Purchase, (1) the Purchaser becoming the beneficial owner of 90% of Calprop’s outstanding shares (the “90% Condition”) and (2) the shares tendered representing a majority of the shares owned by the public (unaffiliated) shareholders (the “Public Stockholder Condition” and, together with the 90% Condition, the “Minimum Conditions”) are irrevocable conditions to the Offer. If these conditions are satisfied (and all other conditions are also satisfied or

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appropriately waived), the shares tendered in the Offer will be accepted and paid for, the Merger will be completed promptly thereafter and all public stockholders will receive cash for their Calprop shares at the same price as that paid in the Offer. If the Minimum Conditions are not satisfied, the tender offer will be terminated and no shares will be purchased.

What are the principal conflicts of interest raised by the Offer and what is being done about them?, page 6

Comment 18

     We have added disclosure of the percentage interest in Calprop that each of Messrs. Zaccaglin and Curci, together with their respective family members, will have going forward if the going private transaction is completed and additional information on page 41 of the revised Offer to Purchase. For the reasons stated in response to Comment 4 above, we do not believe that any other person should be treated as being required to file on Schedule 13E-3 and we do not believe that disclosure of the individual small interests of the Zaccaglin and Curci family members going forward would be of any material value to Calprop stockholders in their consideration of the going private transaction. We therefore propose not to include this information in this summary section, subject to any further comment you may have on this subject.

Comment 19

     We have added disclosure under the above caption (page 7 of the revised Offer to Purchase) in response to this Comment.

Special Factors
Background of the Offer, page 13
Consideration of Privatization Transactions, page 16

Comment 20

     The disclosures on page 16 of the Offer to Purchase have been expanded to include disclosure that the Special Directors Committee gave consideration to whether Duff & Phelps is independent of Mr. Zaccaglin. During the period between the engagement of Duff & Phelps on August 30, 2004 and the establishment of the Special Directors Committee on January 14, 2005 (at which time Duff & Phelps was instructed that it was to work exclusively with the Special Directors Committee), Duff & Phelps did not give any advice to Calprop regarding any transaction. During this time, Duff & Phelps was engaged solely in obtaining information from Calprop through document reviews and interviews with its officers and employers, including Mr. Zaccaglin. This period of examination of Calprop was lengthened by the fact that Calprop had very few internal resources to produce information and the fact that Calprop’s efforts were focused primarily on preparing its filings on Form 10-Q, which were at that time delinquent and

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that process was further lengthened by the fact that Calprop had changed audit firms. For these reasons, we believe that there was no impact or potential impact Duff & Phelps’ independence arising from the fact that Duff & Phelps had initially been retained more than four months prior to the establishment of the Special Directors Committee. We have added disclosure on page 16 stating that Duff & Phelps was engaged solely in examination of Calprop during the period from August 30, 2004 through the appointment of the Special Committee on January 14, 2005.

Comment 21

     As stated above, nothing of significance occurred between June 1, 2004 and the appointment of the Special Directors Committee in January 2005, other than the engagement of Duff & Phelps and their investigation of the assets and business of Calprop.

Comment 22

     We believe the requested disclosure is contained on page 24 of the original Offer to Purchase. We have expanded that disclosure (on page 25 of the revised Offer to Purchase), however, to provide additional information regarding Mr. Zaccaglin’s involvement in the decision to engage Duff & Phelps as financial advisor in August 2004.

Comment 23

     The final decision to commence the going private transaction was not made until February 23, 2005. The process of reaching that final decision is described in the Offer to Purchase and consisted of (1) Mr. Zaccaglin originally proposing the idea in June 2004, followed by (2) general discussion between Mr. Zaccaglin and the other two members of the board of directors at that time, in which discussion all directors agreed that it would be appropriate to engage a financial advisor who was independent of Mr. Zaccaglin and who could advise the directors other than Mr. Zaccaglin as to the fairness of a specific offer that Mr. Zaccaglin might thereafter make. This was followed by the engagement of Duff & Phelps and that firm’s subsequent study of Calprop to enable Duff & Phelps to express an opinion on the fairness of a specific transaction that might be proposed. The subsequent steps in the process are each described in the Offer to Purchase as well.

Comment 24

     Duff & Phelps was engaged solely to provide its opinion as to the fairness of a price that would be paid by Mr. Zaccaglin to acquire outstanding shares of Calprop in a going private transaction. We have revised the disclosure in the Offer to Purchase (see page 16) to reflect this and to state that they were not engaged to seek alternative transactions or to identify potential acquirors of Calprop.

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Comment 25

     We have identified the legal counsel for Duff & Phelps and the financial consultant to Calprop by name on page 17 of the revised Offer to Purchase. The “longtime stockholder” of Calprop with whom the Special Committee met on January 21, 2005 is a private individual who has requested that he not be identified by name. We believe disclosure of his name would not add any significant information for the benefit of Calprop stockholders. For this reason, we request that he not be required to be named in the Offer to Purchase, so as to preserve his privacy.

Comment 26

     We have added disclosure of when the prior efforts to locate potential investors in Calprop occurred. This financial consultant’s work did result in oral or written reports that are required to be disclosed. He was engaged solely to attempt to locate potential third party investors in Calprop or a possible sale of the entire company at a time prior to consideration of the going private transaction and he was not at any time requested to provide any services related to a going private transaction. In addition, he did not provide any reports, written or oral, regarding Calprop. Instead, his services consisted of attempting to locate potential investors in or acquirors of Calprop and offering suggestions to Calprop regarding the potential terms of transactions with such persons. None of these transaction discussions proceeded beyond very preliminary stages.

Comment 27

     We have added a description of Mr. Curci’s involvement in the going private discussions on page 20 of the revised Offer to Purchase.

Comment 28

     We have expanded this discussion as requested.

Comment 29

     Duff & Phelps did not provide an analysis of Mr. Zaccaglin’s offer at the February 8, 2005 meeting of the Special Directors Committee nor did they advise the Committee how to proceed.

Comment 30

     The Committee decided to seek a higher price because it was trying to obtain the best price available for the Calprop stockholders, including one of the Committee members, and because it believed that Mr. Zaccaglin would be willing to pay a somewhat higher price, regardless of what he perceived to be the intrinsic value of Calprop, in order to complete the

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transaction. In this connection they considered that, as explained on pages 30-31 and 38 of the original Offer to Purchase, Calprop’s tax net operating losses are potentially more valuable to Mr. Zaccaglin than to third party acquirors of or investors in Calprop.

Comment 31

     We have added disclosure on page 19 of the revised Offer to Purchase in response to this comment.

Comment 32

     We have added disclosure on page 19 of the revised Offer to Purchase in response to this comment.

Comment 33

     We have added language specifying that Duff & Phelps’ opinion was regarding the offer of $0.65 per share.

Comment 34

     The reference to information that the Special Directors Committee had developed was intended simply to refer to the matters discussed with Mr. Zaccaglin and Mr. Hatch in the meetings described in the Offer to Purchase, which information related to past efforts to find an acquirer of or investor in Calprop, Mr. Zaccaglin’s views regarding Calprop’s current condition and his intentions with respect to Calprop if the going private transaction is successful. Upon further consideration, we have concluded that this reference to information developed is not necessary to the Calprop stockholders’ understanding of the Committee’s process and have decided to delete this reference from the Offer to Purchase.

Factors Relating to Fairness, page 21

Comment 35

     As indicated in response to Comment 9 above, we have added a definition of the term “public stockholder” on the first page of the Offer to Purchase to indicate that it has the same meaning as “unaffiliated security holders”. Accordingly, we believe it is clear that the “Public Stockholder Condition” means that the transaction is structured so that approval of at least a majority of unaffiliated security holders is required.

Comment 36

     We have revised the discussion under the caption “Fairness to Unaffiliated Stockholders” and believe that it describes the material factors considered by the filing persons in determining

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that the Offer and the Merger are fair to Calprop’s public stockholders. As stated in that description, the Purchaser filing persons considered each of the factors described and did not assign different weights to one factor than another, except that, as indicated in the discussion, the filing persons believed that it would be appropriate to assign less importance to the fact that the Offer Price exceeds the reported bid quotations for Calprop stock during the period prior to commencement of the Offer due to the very illiquid nature of the trading market for Calprop stock. As also indicated in the discussion, the Purchaser filing persons believed that stockholders may appropriately assign less importance to the fact that the Special Directors Committee has recommended acceptance of the Offer due to the fact that the members of that Committee may not be regarded as being fully independent of Mr. Zaggaclin, Mr. Curci and the Purchaser, although the Purchaser filing persons believe that the members of the Special Directors Committee acted with diligence and in good faith to determine whether to approve and recommend acceptance of the Offer.

Comment 37

     We have revised the disclosure as requested to indicate that the discussion includes descriptions of all the material factors considered.

Reports, Opinions and Appraisals, page 23

Comment 38

     This will confirm supplementally that we have been advised by Calprop and Mr. Zaccaglin that neither directors Spiro nor Duvall, nor any other director, dissented to or abstained from voting on the Rule 13E-3 transaction at any time that any such director had the opportunity to do so.

Comment 39

     Mr. Zaccaglin contacted the financial advisory firms and requested proposals from them because none of the directors at that time could be considered completely independent. Under these circumstances, and considering the fact that the only firms to be contacted would be ones with which Mr. Zaccaglin had no personal dealings and which would also be firms with substantial experience in providing fairness opinions in connection with going private transactions, there appeared to be no advantage to requiring that either of the other two directors — Calprop’s chief financial officer and Mr. Zaccaglin’s personal banker, respectively — contact the potential firms. It is for this reason that we have included detailed disclosure of the relationships between each of the directors and Mr. Zaccaglin and Calprop. In addition, as requested in Comment 40, we have expanded the discussion of Mr. Zaccaglin’s involvement in the consideration and selection of the financial advisory firm.

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Comment 40

     See response to Comment 39.

Fairness Opinion of Duff & Phelps, page 25

Comment 41

     As discussed in the response to Comment 9, there is no intended difference between the term “public stockholders” and “unaffiliated shareholders”.

Comment 42

     The internal trial balance financial report as of December 31, 2004 used by Duff & Phelps in analyzing the fairness of the Offer is included as supplemental information herewith. We believe that it should not be included in the Offer to Purchase or in the Schedule 13E-3 filings because it was prepared solely as a preliminary internal step in the preparation by Calprop of its 2004 financial statements, which process is ongoing. For example, due to developments after the trial balance report was prepared, $325,000 in Other Assets and $98,133 in Real Estate Development will be written off and it is now expected that a $215,000 judgment receivable that was included in the trial balance report of its full amount will be reserved at 50% of that amount.

Comment 43

     The 2005 monthly cash flow projection has been added as Annex III to the Offer to Purchase and reference to it has been added to p. 27 of the Offer to Purchase where the cash flow projection is mentioned in the list of materials.

Comment 44

     We are providing a copy of the Wilshire Consultants, LLC report herewith as supplemental information. Item 1015 of Regulation M-A requires the disclosure of any report, opinion or appraisal from an outside party that is materially related to the going private transaction. We believe that the Wilshire Consultants report is not required to be described in the Offer to Purchase, because it is not materially related to the going private transaction. It was obtained at the request of Mr. Zaccaglin for the purpose of obtaining a third party business consultant review of Calprop’s operations and not for the purpose of obtaining a valuation of Calprop, advice regarding the possibility or structure of a going private transaction or as to the fairness of any such transaction.

     Also on the subject of reports, we have added a copy of the presentation given to the Special Directors Committee at the February 23, 2005 meeting at which Duff & Phelps delivered its fairness opinion as an additional exhibit to the Schedules TO-T and 13E-3 and the presentation has been added as an exhibit to Calprop’s Schedule 14D-9 as well. This

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presentation, which sets forth the assumptions and analyses described in detail in the Offer to Purchase (on page 26-28), was inadvertently omitted from the original filings.

Comment 45

     On inquiry, Duff & Phelps has confirmed to us that there were no other studies or analyses. The referenced language has been revised to reflect this fact.

Net Asset Value, page 29

Comment 46

     Additional disclosure regarding Duff & Phelps’ analysis of the value of Calprop’s significant net operating loss carryforwards has been added to the Offer to Purchase at pages 33.

Winkler Acres, page 32

Comment 47

     Updated information regarding the expected payment of $5.4 million in March 2005 has been added to the Offer to Purchase at page 32. We have also revised the description of the Murrieta Farms and Highridge Court projects to reflect developments after the date of the Duff & Phelps analysis and opinion.

Valuation of Net Operating Loss, page 31

Comment 48

     The discussion of the valuation of Calprop’s tax net operating losses has been expanded in response to this comment. It should be noted in this connection, however, that Calprop is a separately taxed corporation, rather than a partnership or other “flow through” entity. Accordingly, Calprop’s tax net operating losses would not be directly available to the Control Stockholders or to any other stockholders of Calprop to offset their personal taxable income. Rather, those losses would, subject to the limitations described in the Offer to Purchase, only be available to offset taxable income that Calprop may generate if it has profitable operations in the future. As described in the Offer to Purchase, there is substantial uncertainty concerning whether Calprop will continue in operation for any substantial period of time. If Calprop does not produce taxable income, the tax net operating losses will have no value. To clarify these points, we have changed the tax losses references throughout the Offer to Purchase to “tax net operating loss carry forwards”.

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Comment 49

     The language has been expanded to describe Duff & Phelps’ reasons for not including the value of the tax net operating loss carry forwards to the Control Shareholders in its formal financial analysis and to provide information concerning the possible impact on the valuation if such estimated value had been included. As stated in the discussion in this part of the original Offer to Purchase, no projections regarding future taxable income of Calprop were provided to Duff & Phelps. This was because no such projections had been prepared by Calprop or by Mr. Zaccaglin in view of the highly speculative nature of any such projections in the context of Calprop’s current financial condition. Moreover, Mr. Zaccaglin has not prepared any projections of future financial performance of Calprop in the event the Offer and the Merger are completed, again due to the highly speculative nature of such projections. As stated in the revised language described in response to Comment 31 above, the Special Directors Committee made their own estimations of the maximum potential value of Calprop’s tax net operating loss carry forwards to the Control Stockholders without applying any discount for the uncertainty of whether they would be usable or for the period of time that would be required to produce sufficient taxable income. The Special Directors Committee then used this maximum value to urge Mr. Zaccaglin to increase his proposed Offer Price.

Comment 50

Transaction Premium Analysis, page 35

Comment 51

     Language has been added at page 35 in the revised Offer to Purchase in response to this comment.

Comment 52

     Language has been added at page 35-36 in the revised Offer to Purchase in response to this comment.

Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters, page 37

Comment 53

     As described in the Offer to Purchase, Calprop has sustained substantial losses, as a result of which it had a stockholders deficit of ($8,252,933) as of December 31, 2003. Mr. Zaccaglin’s decision to pursue a going private transaction as disclosed in the Offer to Purchase was presented by him to the board of directors of Calprop in June of 2004 after his efforts to find potential

Securities and Exchange Commission
April 20, 2005

investors in or acquirors of Calprop, which occurred during the latter part of 2003, proved unsuccessful. The timing of Mr. Zaccaglin’s decision was simply the result of the accumulation of these events. There is no particular triggering event that can be described beyond what is contained in the Offer to Purchase. We have added language to page 37 of the Offer to Purchase to address this point.

Comment 54

     We have added disclosure that as a result of the transaction stockholders of Calprop will not obtain any benefits, or be subject to any risks, of the continuing operations of Calprop after completion of the transaction. We do not believe there is any meaningful respect in which the public stockholders could ever be described as participating in future NOLs, apart from the impact of such NOLs on future taxes that Calprop would be required to pay if it produces taxable income as a result of its future operations. Calprop currently has no substantial prospects of any such operations. Thus, we believe that the appropriate point to be discussed, and which is discussed in the Offer to Purchase, is that Calprop’s existing tax net operating loss carry forwards may be of greater value to the Control Stockholders than to third party acquirors due to the limitations that would be placed on the utilization of the NOLs in the event of a change of control transaction.

Comment 55

     We have expanded the disclosure on page 41 of the revised Offer to Purchase to indicate the respective shares of the Purchaser filing persons in the net book value and net earnings of Calprop in both dollar amounts and percentages.

Comment 56

     The sentences following the statement to which you refer were intended to provide further explanation of the unwillingness of the Purchaser filing persons to make new equity investments in Calprop if it remains a public company. We have revised the language to make this clearer.

The Tender Offer
Terms of the Offer, page 49

Comment 57

     We have deleted the referenced language relating to Purchaser being unable to purchase or pay for Calprop shares.

Acceptance for Payment and Payment for Calprop Shares, page 52

Securities and Exchange Commission
April 20, 2005

Comment 58

     The disclosure has been revised as requested.

Source and amount of Funds, page 62

Comment 59

     The disclosure has been revised to more clearly indicate that the funds will be provided by Mr. Zaccaglin in the form a capital contribution rather than a loan.

Certain Conditions of the Offer, page 64

Comment 60

     The disclosure regarding certain conditions of the Offer has been revised as requested.

Comment 61

     The description of the condition relating to war, armed hostilities and other events has been revised as requested.

Comment 62

     The conditions referred to have been revised as requested through the addition of language at the beginning of the listing of the conditions.

Comment 63

     The condition referred to has been revised as requested.

Schedule 14D-9

Comment 64

     Counsel for Calprop has informed us that he has revised the Schedule 14D-9 in a manner consistent with the revised Offer to Purchase.

Comment 65

     Counsel for Calprop has informed us that the revised Schedule 14D-9 will state that the full board of directors has expressly adopted the analyses and conclusions of the Special Directors Committee.

Securities and Exchange Commission
April 20, 2005

Closing Comment

     Enclosed please find the requested statements on behalf of the following filing persons: Victor Zaccaglin, John Curci, Sr., NewCal Corporation and Calprop Corporation.

Additional Change

     We have added disclosure on the second unnumbered page of the Offer to Purchase regarding the intentisns of Calprop officers and directors to tender their Calprop Shares pursuant to the Offer.

     If you have any questions regarding the above responses to your comments, please telephone me at (213) 229-9597.

Very truly yours,

/s/ James R. Walther

James R. Walther

Enclosures

cc:	Victor Zaccaglin
Henry Nierodzik
John Curci, Sr.
Adam Cohen

STATEMENT WITH RESPECT TO FILINGS

The undersigned each acknowledge that:

1. The undersigned are each responsible for the adequacy and accuracy of the disclosure in the respective filings made with respect to Calprop Corporation by the undersigned on Schedules TO-T, 13E-3 and 14D-9:

2. The Securities and Exchange Commission staff’s comments or changes made to the disclosures in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The undersigned may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 20, 2005

NewCal Corporation		Calprop Corporation

By:	/s/ Victor Zaccaglin	By:	/s/ Henry Nierodzik

	Victor Zaccaglin		Henry Nierodzik
	President		Chief Accounting Officer

/s/ Victor Zaccaglin

Victor Zaccaglin

/s/ John Curci, Sr*.

John Curci, Sr.

*By:	/s/ Victor Zaccaglin

Victor Zaccaglin
Attorney-in-Fact